# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exascale Labs Holdings Inc., CIK 0002109869
CUSIP: 30066G102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 820 Gessner Road, Suite 332, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 08/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002162155

## Reporting persons
- Hack Seed Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (5.9% of the class)
- Hack Seed Fund II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (5.9% of the class)
- Alexander Pack: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Exascale Labs Holdings Inc.
Address of issuer's principal executive offices: 820 Gessner Road, Suite 332, Houston, TX, 77024.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Hack Seed Fund II LP ("Hack Seed II")
Hack Seed Fund II GP LLC ("Hack Seed II GP")
Alexander Pack ("Pack")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
251 Lytton Ave, Suite 200
Palo Alto, CA 94301.
Citizenship:
Hack Seed II Cayman Islands
Hack Seed II GP Cayman Islands
Pack United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Class A common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 2,000,000 shares of Class A common stock directly held by Hack Seed II.

Hack Seed II GP is the general partner of Hack Seed II and Pack is sole manager of Hack Seed II GP. Each of Hack Seed II GP and Pack shares voting and investment authority over the securities held by Hack Seed II.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of Class A common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon 33,689,050 shares of Class A common stock outstanding as of September 25, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on September 28, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Hack Seed Fund II LP: /s/ Daniel Bulaevsky, By Hack Seed Fund II GP LLC, its general partner, By Daniel Bulaevsky, Authorized Signatory (10/29/2026)
- Hack Seed Fund II GP LLC: /s/ Daniel Bulaevsky, By Daniel Bulaevsky, Authorized Signatory (10/29/2026)
- Alexander Pack: /s/ Alexander Pack, Alexander Pack (10/29/2026)